FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 31, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc – update on ring-fencing plans

In previous updates on 30 April 2018 and 15 May 2018 on various steps being implemented as part of the ring-fencing strategy of The Royal Bank of Scotland Group plc (“RBSG” and, together with its subsidiaries, the "RBS Group"), the RBS Group referred to its application to the Court of Session in Scotland (the “Court”) for approval to implement a second Ring-Fencing Transfer Scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000 to transfer the customer interest rate and foreign exchange derivatives business of National Westminster Bank Plc (“NatWest Bank”) to NatWest Markets Plc ("NatWest Markets"). The RBS Group announces that, following the approval of the Prudential Regulation Authority to that application, the Scheme has today been sanctioned by the Court.

The RBS Group intends to implement the Scheme on and with effect from 13 August 2018.

Copies of the Scheme, and the Order of the Court sanctioning the Scheme, are available free of charge on application to CMS Cameron McKenna Nabarro Olswang LLP at Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN.

The Scheme can also be viewed on the following website: https://www.rbs.com/rbs/ringfencing/rfts-documents.html

For more details of the additional restructuring steps and end-state ring fencing business model for the RBS Group please refer to the RBS 2017 Annual Report and Accounts on Form 20-F, including page 108.

For Further Information Contact:

RBS Investor Relations:

Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

Paul Pybus
Head of Debt Investor Relations
+44 (0) 20 7678 1153

RBS Media Relations:

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	July 31, 2018	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary